Exhibit 99.2

STERLITE INDUSTRIES (INDIA) LIMITED
Regd. Office: SIPCOT Industrial Complex, Madurai By Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002.
UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE THIRD QUARTER & NINE MONTHS ENDED 31st DECEMBER 2007

(Rs.in crore except as stated)
							Corresponding	Previous					Corresponding	Previous
		Quarter	Corresponding		Nine Months		Nine Months	accounting		Quarter	Corresponding	Nine Months	Nine Months	accounting
		ended	quarter ended		ended		ended	Year ended		ended	quarter ended	ended	ended	Year ended
S.		31.12.2007	31.12.2006		31.12.2007		31.12.2006	31.03.2007		31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.03.2007
No.	Particulars	(Unaudited)	(Unaudited)		(unaudited)		(unaudited)	(Audited)	Segment Information	(Unaudited)	(Unaudited)	(unaudited)	(unaudited)	(Audited)
1	Turnover	2,826.19	3,347.11		9,856.31		9,347.74	12,457.57	1. Segment Revenue
	Less: Excise Duty Recovered	191.64	154.27		563.86		470.98	635.72	a) Copper	2,788.78	3,263.45	9,596.54	8,859.90	11,904.08
	Net Sales/Income from Operations	2,634.55	3,192.84		9,292.45		8,876.76	11,821.85	b) Aluminium	—	—	—	251.16	251.16
2	Other Income	160.08	27.02		364.57		77.40	205.41	c) Others	90.25	98.45	357.13	282.46	363.45
3	Total Income (1+2)	2,794.63	3,219.86		9,657.02		8,954.16	12,027.26
4	Expenditure								Gross Sales	2,879.03	3,361.90	9,953.67	9,393.52	12,518.69
	a. Variation in Stock	(10.54)	182.43		46.08		(353.37)	(358.85)	Less: Inter Segment Transfers	52.84	14.79	97.36	45.78	61.12
	b. Consumption of raw materials#	2,300.81	2,552.85		8,113.27		7,743.20	10,318.37	External Sales	2,826.19	3,347.11	9,856.31	9,347.74	12,457.57
	c. Purchases of traded goods	—	—		1.92		—	14.16
	d. Employees Cost	17.15	13.96		50.09		40.61	57.44	Less: Excise Duty Recovered	191.64	154.27	563.86	470.98	635.72
	e. Depreciation	34.69	33.21		103.54		98.45	133.20	Net Sales/Income from Operations	2,634.55	3,192.84	9,292.45	8,876.76	11,821.85
	f. Other expenses	144.00	157.72		467.06		471.89	630.58
	g. Total	2,486.11	2,940.17		8,781.96		8,000.78	10,794.90
5	Interest & Finance Charges	40.69	48.16		122.02		132.15	182.66	2. Segment Results
6	Exceptional Items	—	—		—		133.67	137.40	(Profit before tax & interest)
7	Profit from ordinary activities before tax	267.83	231.53		753.04		687.56	912.30	a) Copper	90.99	261.14	418.40	880.86	1,056.13
8	Provision For —Current tax	40.49	11.86		116.13		121.58	135.40	b) Aluminium	—	(0.12)	—	15.12	15.50
	—Deferred Tax (Credit)	(3.71)	4.68		(8.87)		(9.45)	(8.15)	c) Others	66.61	3.05	156.39	12.36	7.72
	—Fringe benefit tax	0.20	0.20		0.60		0.58	1.02	d) Other unallocable income/expenses (net)	150.92	15.62	300.27	45.04	153.01
9	Net Profit after Tax and Exceptional Items	230.85	214.79		645.18		574.85	784.03	Total	308.52	279.69	875.06	953.38	1,232.36
10	Paid-up equity share capital (Face value of Rs. 2 each)	141.70	111.70		141.70		111.70	111.70	Less : Interest paid	40.69	48.16	122.02	132.15	182.66
11	Reserves excluding revaluation reserves (As per Balance Sheet) of Previous Year							4,346.23
12	Earning Per Share (Rs.) (Not annualised)*								Less: Exceptional items	—	—	—	133.67	137.40
	—Before Exceptional Items								Profit before Tax	267.83	231.53	753.04	687.56	912.30
	Basic	3.48 *	3.85	*	9.72	*	12.68 *	16.50
	Diluted	3.48 *	3.85	*	9.72	*	12.68 *	16.50	3. Capital Employed
	—After Exceptional Items								(Segment Assets less Segment Liabilities)
	Basic	3.48 *	3.85	*	9.72	*	10.29 *	14.04	a) Copper	4,207.51	4,767.08	4,207.51	4,767.08	3,886.52
	Diluted	3.48 *	3.85	*	9.72	*	10.29 *	14.04	b) Aluminium	—	5.27	—	5.27	—
13	Public Shareholding (Excluding shares against which ADRs/GDRs are issued)								c) Others	288.27	298.63	288.27	298.63	259.74
	No. of Shares	152,549,559	115,757,826		152,549,559		115,757,826	115,747,206	d) Unallocated	8,659.02	(822.23)	8,659.02	(822.23)	311.67
	Percentage of Shareholding	21.53%	20.73%		21.53%		20.73%	20.72%
	# Net of exchange difference — Rs. 0.73 Cr in Q3 2007, Rs. 75.90 Cr in Q3 2006, Rs. 293.77 Cr in nine months ended 2007, Rs.10.10 Cr.nine months ended 2006 & Rs. 40.88 Cr in FY 2006-07

Notes:

1	The above results have been reviewed by Audit Committee. The Board of Directors at its meeting held on 29th January 2008 approved the above results and its release.

2	a) During the period, the Company has issued 15,00,00,000 American Depository Shares (ADS) at US$ 13.44 per share, representing 15,00,00,000 underlying equity shares of Rs. 2/- each. As a result, the Issued, Subscribed & Paid up Equity Share Capital of the Company has increased by Rs. 30.00 crore and Securities Premium by Rs 8,021.69 crore after adjusting ADS issue expenses (net of recoveries). Out of the ADS proceeds of Rs. 8051.69 crore, so far the Company has utilised Rs. 1,007 crore.

b) Out of the total right issue proceeds of Rs. 1972.30 crore received in past, so far the Company has utilised Rs. 1372.19 crore. The unutilised proceeds of ADS & right issue have been temporarily invested in debt mutual funds.

3	Pursuant to the adoption of Accounting Standards as prescribed by Companies (Accounting Standards) Rules, 2006 issued by Ministry of Corporate Affairs vide notification no. G.S.R. 739 (E) dated December 7, 2006, as required by Accounting Standard — 11 on “The Effect of Changes in Foreign Exchange Rates”, the Company has recognized net gain arising on account of foreign exchange difference amounting to Rs. NIL & Rs. 4.48 crore in quarter & nine months ended 31st December 2007, respectively, in the Profit and Loss Account relating to acquisition of fixed assets. Had there been no change, the same would have been adjusted against the carrying amount of fixed assets. Consequently, profit before tax is higher to that extent.

4	During the quarter, the Company has further invested Rs. 1,007 crore by way of equity shares and/or Zero percent Optionally Convertible Debentures in its Subsidiaries and Associates.

5	The above results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 — Interim Financial Reporting) & have been subjected to “Limited Review” by the Auditors of the Company.

6	“Others” business segment comprises of Phosphoric Acids & Aluminium Foils.

7	Previous Period/Year figures have been regrouped / recasted wherever necessary. On account of sale of Power Transmission Line Division with effect from July 1,2006, figures for current period/s are not strictly comparable to figures for the previous period/year.

8	In terms of clause 41 of the Listing agreement, details of number of investor complaints for the quarter ended December 31, 2007: Beginning NIL, Received 14, Disposed off 14, Pending NIL.

By order of the Board
Place: Mumbai	Anil Agarwal
Dated : 29th January 2008	Chairman

STERLITE INDUSTRIES (INDIA) LIMITED Regd. Office: SIPCOT Industrial Complex, Madurai By Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002.

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER & NINE MONTHS ENDED DECEMBER 31, 2007

(Rs. in crore except as stated)												(Rs. in crore)
S. No.	Particulars	Quarter ended 31.12.2007 (Unaudited)		Corresponding quarter ended 31.12.2006 (Unaudited)		Nine Months ended 31.12.2007 (Unaudited)		Corresponding Nine Months ended 31.12.2006 (Unaudited)		Previous accounting Year ended 31.03.2007 (Audited)	Segmental Information	Quarter ended 31.12.2007 (Unaudited)	Corresponding quarter ended 31.12.2006 (Unaudited)	Nine Months ended 31.12.2007 (Unaudited)	Corresponding Nine Months ended 31.12.2006 (Unaudited)	Previous accounting Year ended 31.03.2007 (Audited)
1	Turnover	5,755.36		7,302.62		19,539.44		19,441.81		26,193.03	1. Segment Revenue
	Less: Excise Duty Recovered	522.13		488.33		1,599.94		1,306.55		1,806.22	a) Copper	2,787.82	3,262.32	9,593.54	8,856.46	11,899.55
	Net Sales/Income from Operations	5,233.23		6,814.29		17,939.50		18,135.26		24,386.81	b) Aluminium	1,071.07	1,290.64	3,430.78	3,358.40	4,775.70
2	Other Income	300.94		186.44		974.32		433.18		681.71	c) Zinc & Lead	1,853.97	2,667.92	6,242.09	6,994.41	9,220.45
3	Total Income (1+2)	5,534.17		7,000.73		18,913.82		18,568.44		25,068.52
4	Expenditure										d) Others	97.25	98.45	377.13	282.46	363.45
	a. Variation in Stock	(70.69)		269.63		(36.73)		(471.74)		(383.43)	Gross Sales	5,810.11	7,319.33	19,643.54	19,491.73	26,259.15
	b. Consumption of raw materials#	2,517.30		2,628.87		8,622.04		8,101.16		10,826.05	Less: Inter Segment Transfers	54.75	16.71	104.10	49.92	66.12
	c. Purchases of traded goods	—		—		1.92		—		14.16	External Sales	5,755.36	7,302.62	19,539.44	19,441.81	26,193.03
	d. Employees Cost	178.38		131.90		474.90		390.79		549.49	Less: Excise Duty Recovered	522.13	488.33	1,599.94	1,306.55	1,806.22
	e. Depreciation	214.16		188.75		621.92		559.22		803.86	Net Sales/Income from Operations	5,233.23	6,814.29	17,939.50	18,135.26	24,386.81
	f. Other expenses	1,036.58		1,021.13		3,183.77		2,927.80		3,921.68
	g. Total	3,875.73		4,240.28		12,867.82		11,507.23		15,731.81
5	Interest & Finance Charges	68.05		85.57		227.80		291.68		379.07	2) Segment Results
6	Exceptional Items	—		2.52		—		150.94		157.21	(Profit before tax & interest)
7	Profit from ordinary activities before tax	1,590.39		2,672.36		5,818.20		6,618.59		8,800.43	a) Copper	185.82	374.95	654.71	1191.89	1478.63
8	Provision For —Current tax (net)	359.94		643.67		1,306.57		1,760.36		2,323.83	b) Aluminium	145.24	432.40	632.08	743.09	1,198.27
	—Deferred Tax	52.84		107.76		75.45		179.09		167.48	c) Zinc & Lead	1,032.01	1,876.08	4,013.05	4,928.07	6,307.90
	—Fringe benefit tax	0.97		1.86		2.95		2.94		3.65	d) Others	63.82	2.85	155.30	11.88	7.28
	Mat Credit Entitlement	—		23.03		—		(0.79)		(83.19)	e) Other unallocable income/expenses (net)	231.55	74.17	590.86	186.28	344.63
9	Net Profit after Tax	1,176.64		1,896.04		4,433.23		4,676.99		6,388.66	Total	1,658.44	2,760.45	6,046.00	7,061.21	9,336.71
10	Minority Interest	321.33		603.03		1,352.40		1,433.98		2,002.30	Less : Interest paid	68.05	85.57	227.80	291.68	379.07
11	Share in the Profit/(Loss) of Associates	—		—		0.13		—		(0.13)
12	Net Profit after tax attributable to Consolidated Group	855.31		1,293.01		3,080.96		3,243.01		4,386.23	Less: Exceptional items	—	2.52	—	150.94	157.21
13	Paid-up equity share capital (Face value of Rs. 2 each)	141.70		111.70		141.70		111.70		111.70	Profit before Tax	1,590.39	2,672.36	5,818.20	6,618.59	8,800.43
14	Reserves excluding revaluation reserves (As per Balance Sheet) of Previous Year									9,869.81	3) Capital Employed
15	Earning Per Share (Rs.) (Not Annualised)*										(Segment Assets less Segment Liabilities)
	—Before Exceptional Items										a) Copper	4,949.24	5,561.93	4,949.24	5,561.93	4,260.81
	Basic	12.89	*	23.18	*	46.42	*	60.66	*	81.23	b) Aluminium	4,258.13	3,846.98	4,258.13	3,846.98	4,103.09
	Diluted	12.89	*	23.18	*	46.42	*	60.66	*	81.23	c) Zinc & Lead	4,235.21	4,100.40	4,235.21	4,100.40	3,938.67
	—After Exceptional Items										d) Others	1,688.02	948.79	1,688.02	948.79	909.76
	Basic	12.89	*	23.15	*	46.42	*	58.06	*	78.53	e) Unallocable	10,908.20	(2,437.37)	10,908.20	(2,437.37)	395.30
	Diluted	12.89	*	23.15	*	46.42	*	58.06	*	78.53
16	Public Shareholding (Excluding shares against which ADRs/GDRs are issued)
	No. of Shares	152,549,559		115,757,826		152,549,559		115,757,826		115,747,206
	Percentage of Shareholding	21.53%		20.73%		21.53%		20.73%		20.72%
	# Net of exchange difference — Rs. 2.76 Cr in Q3 2007, Rs. 73.30 Cr in Q3 2006, Rs. 289.95 Cr in nine months ended December 31, 2007, Rs. 21.34 Cr.in nine months ended December 31, 2006 & Rs. 52.69 Cr in FY 2006-07

Notes:-

1	The standalone & consolidated results for the quarter ended 31st December 2007 have been reviewed by Audit Committee at their meeting. The Board of Directors at its meeting held on January 29, 2008 approved the above results and their release.

2	Pursuant to recent amendments to Clause 41 of the Listing Agreement, the Company opted to publish only the reviewed Consolidated Financial results. The standalone results of the Company will be available on Company’s website www.sterlite-industries.com

3	The quarterly and year to date results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 — Interim Financial Reporting). The Statutory Auditors of the Company have carried out the “Limited Review” of the Consolidated financial results for the nine months ended 31st December 2007.

4	Despite higher volumes, the net profit is lower due to the sharp appreciation of the Indian Rupee and decline in the LME prices of Zinc & Aluminium.

5	a) The subsidiaries which are consolidated in accordance with the Accounting Standard on Consolidated Financial Statements (AS-21) are Bharat Aluminium Company Limited, Sterlite Opportunities and Ventures Limited, Hindustan Zinc Limited, Sterlite Energy Limited, Monte Cello BV, Copper Mines of Tasmania Pty. Limited, Thalanga Copper Mines Pty. Limited, Sterlite Paper Limited and Fujairah Gold FZE (w.e.f. 28th August 2007).

b) An associate, Vedanta Aluminium Limited, in which the Company has significant influence, is accounted under the equity method in accordance with Accounting Standard on Accounting for investment in Associates in Consolidated Financial Statements (AS 23).

6	a) During the period, the Company has issued 15,00,00,000 American Depository Shares (ADS) at US$ 13.44 per share, representing 15,00,00,000 underlying equity shares of Rs. 2/- each. As a result, the Issued, Subscribed & Paid up Equity Share Capital of the Company has increased by Rs. 30.00 crore and Securities Premium by Rs 8,021.69 crore after adjusting ADS issue expenses (net of recoveries). Out of the ADS proceeds of Rs. 8051.69 crore, so far the Company has utilised Rs. 1,007 crore.

b) Out of the total right issue proceeds of Rs. 1972.30 crore received in past, so far the Company has utilised Rs. 1372.19 crore.

The unutilised proceeds of ADS & right issue have been temporarily invested in debt mutual funds.

7	Pursuant to the adoption of Accounting Standards as prescribed by Companies (Accounting Standards) Rules, 2006 issued by Ministry of Corporate Affairs vide notification no. G.S.R. 739 (E) dated December 7, 2006, as required by Accounting Standard — 11 on “The Effect of Changes in Foreign Exchange Rates”, the Company has recognized net loss arising on account of foreign exchange difference amounting to Rs. 9.68 crore & net gain of Rs. 7.84 crore in quarter & nine months ended 31st December 2007, respectively, in the Profit and Loss Account relating to acquisition of fixed assets. Had there been no change, the same would have been adjusted against the carrying amount of fixed assets. Consequently, profit before tax is higher to that extent.

8	During the quarter, the Company has further invested Rs. 1,007 crore by way of equity shares and/or Zero percent Optionally Convertible Debentures in its Subsidiaries and Associates.

9	The Company in its Zinc operations has determined its liability relating to royalty on the basis of decision of the Rajasthan High Court delivered in July 2007. The excess of such liability provided for in earlier years aggregating to Rs. 130.48 crore has been written back (in the first quarter ended 30th June 2007) & consequently included in other income for the nine months ended 31st December 2007. The mining department has filed appeal before the Supreme Court against the decision of the Rajasthan High Court.

10	Investment in equity shares of a power Company has been considered as an intangible asset. This has resulted in an additional amortisation charge of Rs. 1.17 crore & Rs.3.51 crore for the quarter & nine months ended 31st December, 2007, respectively.

11	As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported “Segment Information”, as described below: -

The main business segment are, (i) Copper which consist of mining of copper concentrate, manufacturing of copper cathode and continuous cast copper rod, (ii) Aluminium which consist of mining of bauxite, aluminium conductor (since discontinued) and various aluminium products and (iii) Zinc which consists of mining of ore and manufacturing of zinc ingots and lead ingots (iv) Other business segment comprise of Phosphoric Acid, Paper and Power. The assets and liabilities that can not be allocated between the segments are shown as unallocated corporate assets and liabilities respectively

12	Previous Period/Year figures have been regrouped / recasted wherever necessary. On account of sale of Power Transmission Line Division with effect from July 1,2006, figures for current period/s are not strictly comparable to figures for the previous period/year.

13	In terms of clause 41 of the Listing agreement, details of number of investor complaints for the quarter ended December 31, 2007: Beginning NIL, Received 14, Disposed off 14, Pending NIL.

By order of the Board
Place: Mumbai	Anil Agarwal
Dated : 29th January 2008	Chairman